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LATHAM & WATKINS

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Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

June 16, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 082-34770

Ladies and Gentlemen,

Yara International ASA (File No. 082-34770) — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Yara Press Release

Please feel free to call me if you have any questions at +44 207 710 1146. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Ulrik Damborg Pedersen
of LATHAM & WATKINS

Enclosure

cc: Alexander F. Cohen

dlw 6/28

Published: 11:04 14.06.2004 GMT+2 /HUGIN /Source: Yara International ASA /OSE: YAR /ISIN: NO0010208051

Yara has sold Hydrogas Malaysia to Linde Gas

Oslo (2004-06-14). As part of Yara's continuous efforts to streamline its operations and provide the best possible return on capital, Yara Industrial has sold its Malaysian gas activities to the German gas company Linde.

Hydrogas Malaysia, Yara's liquid CO2 and dry ice businesses in Malaysia, have not had the benefit of being linked with Yara's production structure as we have with our European CO2 business. The Malaysian activities have therefore not benefitted from the same integration synergies. Linde Gas AG, the German-based global industrial gas business, will achieve synergies by integrating Hydrogas Malaysia with their running air and speciality gas business in Malaysia.

Yara's book value of Hydrogas Malaysia's total assets was NOK 75 million.

Contact

	Egil Hogna, Investor Relations	Arne Cartridge, Media Relations
Telephone	(+47) 24 15 71 66	(+47) 24 15 73 01
Cellular	(+47) 90 187 865	(+47) 47 900 900
E-mail	egil.hogna@yara.com	arne.cartridge@yara.com

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.